UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradesco BAC Florida Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 Ponce de Leon Blvd. Suite 700
(No. and Street)

Coral Gables (City) Fl. (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria E. Nodar, Financial & Operations Principal, Chief Financial Officer (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horne LLP
(Name – *if individual, state last, first, middle name*)

661 Sunnybrook Road Suite 100 (Address) Ridgeland (City) MS (State) 39157 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIA E. NODAR _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bradesco BAC Florida Investments Corp. _____ , as
of December 31, _____ , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

<u>_Maria Burton_</u>
Signature

<u>Chief Financial Officer</u>
Title



Iraida V. Alonso
COMMISSION # GG290782
EXPIRES: April 10, 2023
Bonded Thru Aaron Notary

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2020 and 2019

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

STATEMENTS OF FINANCIAL CONDITION

December 31, 2020 and 2019

CONTENTS

 HORNE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of BAC Florida Investments Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BAC Florida Investments Corp. (the "Company") as of December 31, 2020, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

The financial statement of the Company as of December 31, 2019, was audited by other auditors whose report dated February 28, 2020, expressed an unqualified opinion on that financial statement.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Horne LLP

HORNE LLP

We have served as the Company's auditor since 2021.

Memphis, Tennessee
March 26, 2021

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

	2020	2019
ASSETS		
Cash and due from banks	$ 5,652,453	$ 5,491,087
Deposits with clearing organization	733,664	571,834
Fixed assets, net	14,007	10,604
Prepaid expenses and other assets	314,139	231,930
	$ 6,714,263	$ 6,305,455
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 423,492	$ 345,310
Accrued commissions and other payables	61,387	28,187
Other liabilities	111,175	183,213
	596,054	556,710
Stockholder's Equity		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	2,187,667	1,965,026
Retained earnings	3,830,542	3,683,719
	6,118,209	5,748,745
	$ 6,714,263	$ 6,305,455

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Effective February 26, 2021 BAC Florida Investments Corp.'s legal name has changed to Bradesco BAC Florida Investments Corp. BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 100% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Company.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through March 26, 2021, which is the date the financial statements were available to be issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Trading Securities: The Company may engage in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings.

Revenue Recognition: Securities transactions are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with Pershing LLC, its clearing firm, the Company has agreed to indemnify its clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts.

Such margin accounts had zero balance as of December 31, 2020 and $5,184 at December 31, 2019, respectively, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. There were no unsettled customer trades at December 31, 2020 and 2019.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Concentrations of Credit Risk: As of December 31, 2020 and 2019, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2020 and 2019 were $6,386,117 and $6,062,921, respectively.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2020 and 2019.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2017.

Adoption of New Accounting Standards: On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions.
- Carry over of historical initial direct cost balances for existing leases
- Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component.

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $194,999 and operating lease liabilities of $234,073 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

There was no material impact to the timing of expense or income recognition in the Company's statement of operation.

Adoption of New Accounting Standards: The FASB issued new guidance (Topic 326) to replace the incurred loss model for loans and other financial assets with an expected loss model, which is referred to as the current expected credit loss (CECL) MODEL. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale to be presented as a valuation allowance rather than as a direct write-down. The Company adopted this Standard on January 1, 2020. The impact of the adoption of this standard was not material to the Company's financial statements.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2020, the Company had $250,000 an as of December 31, 2019 had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $6,386,117 as of December 31, 2020 and $6,062,921 as of December 31, 2019, are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, accrued commissions and other payables, and other liabilities, generally maturing within ninety days, approximate their fair value amounting to $492,403 as of December 31, 2020 and $385,557 as of December 31, 2019, are considered Level 1 inputs.

(continued)

NOTE 3 - FAIR VALUE (continued)

The remaining accrued expense (Note 9) payable of $103,651 pertains to a lease liability as of December 31, 2020 and $171,153 as of December 31, 2019, maturities exceeding ninety days.

NOTE 4 - INCOME TAXES

The Florida corporate income tax was reduced from 5.5% to 4.458% for taxable years beginning on or after January 1, 2020, but before January 1, 2022. The Company evaluated its deferred tax assets and deferred tax liabilities to account for the future impact of lower state corporate tax rates on the deferred income taxes.

The remeasurement of our deferred tax assets/liabilities for the state corporate rate reduction was not material for the Company.

As of December 31, 2020 and 2019 a net deferred tax asset amounting to $4,699 and $7,405, respectively, arises from deferred rent expense. No valuation reserve was considered necessary at December 31, 2020 and 2019. The net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statements of Financial Condition.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. There were no interest or penalties recorded during the years ended December 31, 2020 or 2019 related to income tax matters.

NOTE 5 - RELATED PARTIES

The Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2020	2019
Assets:		
Cash and due from bank	$ 273,453	$ 129,682
Other assets	1,000	1,161
Receivable from Parent	34,920	-
	$ 309,373	$ 130,843
Liabilities:		
Accounts payable and accrued expenses	$ 121	$ 7,080

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2021	74,967
2022	31,626
	$ 106,593

See additional information regarding the Company's lease in Note 9.

(continued)

NOTE 6 - CASH RESERVE COMPUTATION (continued)

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2020 and 2019. At December 31, 2020, the Company's net capital as defined by Rule 15c3-1 totaled $5,770,902 which was $5,670,902 in excess of its minimum net capital requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was .08 to 1 at December 31, 2020.

NOTE 8 - LEASES

Lease Arrangements

The Company enters into a lease in the normal course of business primarily for its operating premises. The Company's lease has a remaining term of approximately 1.5 years. It includes renewal and termination options to extend the lease for up to 5 years and an option to terminate the lease. In addition, the Company has entered into a sublease for space in certain vacated space for terms of approximately 1.5 years. Neither the Company's lease nor sublease include residual value guarantees or covenants.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. At adoption, the Company considers that it is unlikely that it will exercise the available extension and termination options and thus this was not considered in the calculation of the right-of-use asset and lease liability. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's statement of financial condition.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement date to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the U.S. Dollar Swap Rate, adjusted for the lease term and other factors including the Company's credit rating. At adoption, the Company used its incremental borrowing rate of 3.73% which represents the U.S. Dollar Swap rate curve for a period of 3.5 years, which is the approximate remaining lease term.

(continued)

NOTE 8 – LEASES (continued)

Right-of-use assets and lease liabilities by lease type, and the associated statement of financial condition classifications are as follows:

	December 31, 2020	December 31, 2019
Right-of-use asset:		
Operating lease	$84,489	$140,956
Total right-of-use asset	$84,489	$140,956
Lease liability:		
Operating lease	$103,651	$171,153
Total lease liability	$103,651	$171,153

Lease Obligations

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2020 are as follows:

	December 31, 2020
2021	$ 74,967
2022	31,626
Total undiscounted lease payments	106,593
Less imputed interest	(2,942)
Net lease liabilities	$103,651